UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2008                File No.    0-50824

Esperanza Silver Corporation

(Name of Registrant)

Suite 300 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated October 1, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: October 1, 2008	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Esperanza Announces Initial Cerro Jumil Gold Resource

Vancouver, B.C., Oct 1, 2008: Esperanza Silver Corporation (TSX.V: EPZ) is pleased to announce the initial resource estimate on its 100%-owned Cerro Jumil gold project in Morelos State, Mexico.  The independent estimate includes 642,000 gold equivalent ounces in the measured and indicated categories and 442,000 gold-equivalent ounces in the inferred category.

The deposit currently contains three contiguous zones – Southeast, Las Calabazas and West. The latter two are likely to be extended by future drilling.  Gold is found in all three areas while silver is concentrated in the West and Las Calabazas zones.

Cerro Jumil Resource Estimate October 2008
Category	Zone*	Tonnes (000)	Au g/t	Ag g/t	Au Equiv. g/t	Au oz (000)	Ag oz (000)	Au Equiv.** oz (000)
Measured	SEZ	7,852	0.90	-	0.90	228	-	228
	LCZ & WZ	150	0.80	0.7	0.80	4	4	4
	Subtotal	8,003	0.90	0.01	0.90	232	4	232
Indicated	SEZ	12,434	0.82	-	0.82	329	-	329
	LCZ & WZ	2,791	0.85	5.3	0.91	76	476	81
	Subtotal	15,225	0.83	1.0	0.84	405	476	410
M&I	Total	23,227	0.85	0.6	0.86	636	479	642

Inferred	SEZ	3,885	0.86	-	0.86	107	-	107
	LCZ & WZ	11,925	0.71	15.8	0.88	271	6,068	334
	Total	15,810	0.74	11.9	0.87	378	6,068	442

*SEZ: Southeast Zone

 LCZ: Las Calabazas Zone

 WZ:  West Zone

** Gold-equivalent values are based upon prices of US$ 700/oz gold and US$ 12.50/oz silver, and a Ag:Au metal recovery ratio of 0.62.

Totals may not sum due to rounding.

The Cerro Jumil geologic and resource models were based upon an independent field review of the property as well as checks on and assessment of the drilling data, quality assurance/quality control results, and geologic interpretation of the gold-silver mineralized and skarn altered zones.  The modeling procedures, grade estimation parameters, and resulting mineral resource estimate and classification were based upon:  1) 32,244 total meters of drilling in 177 drill holes, 2) a three-dimensional geologically constrained grade block model, 3) drill hole defined grade continuity verified through variogram analysis, 4) capping of assay grades over 10 grams/tonne gold and 125 grams/tonne silver, 5) a gold equivalent cutoff grade of 0.3 grams/tonne, and 6) gold grade estimation by ordinary kriging and silver grade estimation by inverse distance interpolation. The independent resource estimate complies with N.I. 43-101 and Canadian Institute of Mining (CIM) guidelines for reporting mineral resources.

Dean Turner, P.Geo., a Qualified Person as defined by National Instrument 43-101 and an independent consulting geologist, is responsible for the Cerro Jumil mineral resource estimate.

Pre-Feasibility Study

Bill Pincus, President and CEO, said, “The project is now being advanced into a pre-feasibility level of study. Metallurgical testing of bulk-sample material is ongoing at the Center for Advanced Mineral and Metallurgical Processing at Montana Tech. University. Previous metallurgical testing has confirmed the amenability of Cerro Jumil gold mineralization to both conventional and heap-leach processing with recovery rates of up to 95% and 73%, respectively. The new work will focus on initial flow sheet development and optimization of various processing alternatives.”

Esperanza is now preparing a permit application for an infill drilling campaign designed to upgrade mineralization now categorized as inferred into the measured and indicated categories. It will also test a newly identified target immediately west of the Las Calabazas area, as well as the northern extension of the West Zone where high grade silver has been discovered. Drilling is planned to begin in the first quarter of 2009.

Additional studies relating to pre-feasibility work that were completed or are on-going include hydrology, socio-economic impacts and environmental baseline investigation.

Community Agreement Extended

Bill Pincus, commenting on community relations, said, “The San Agustin Tetlama ejido recently met in open assembly and overwhelmingly approved extending our existing exploration agreement for an additional three years.  I think this attests to the way our exploration team has developed a positive relationship with the ejido, the community’s governing organization.

About Esperanza

Esperanza is an emerging producer company focused on advancing the development of its two principal properties: the San Luis gold and silver joint venture in Peru and the 100%-owned Cerro Jumil gold project in Morelos State, Mexico.  It is also actively investigating 17 other exploration interests in Peru and Mexico.

QUALIFIED PERSON:  William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories for analysis in Vancouver, Canada.  Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight. Silver is analyzed by induction coupled plasma – atomic emission spectroscopy (ICP-AES).  A description of quality control and quality assurance protocols can be found at

http://www.esperanzasilver.com/protocols.php

SAFE HARBOR:  Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements.  Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.  The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production.  Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission.  The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein.  Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways.  Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

The terms "measured resource", "indicated resource" and "inferred resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will be converted into reserves.

The TSX Venture Exchange does not accept responsibility

 for the adequacy or accuracy of this news release.

For further information, contact:

Esperanza Silver Corp
Bill Pincus, President and CEO Toll free: (866) 890 5509 info@esperanzasilver.com www.esperanzasilver.com